UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 0-14818
CUSIP No. 89336Q

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 2, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

TRANS WORLD ENTERTAINMENT
CORPORATION

(Full Name of Registrant)

(Former Name if Applicable)

38 Corporate Circle

(Address of Principal Executive Office (Street and Number))

Albany, New York 12203

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Trans World Entertainment Corporation (the “Company”) is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for the fiscal year ended February 2, 2019 within the prescribed time period.

As disclosed in the Company’s previous filings with the Securities and Exchange Commission, the Company has suffered recurring losses from operations and the Company’s primary sources of liquidity are borrowing capacity under its revolving credit facility, available cash and cash equivalents, and cash generated from operations. In addition, any cash requirements due to a shortfall in cash from operations will be funded by the Company’s revolving credit facility. As a result of these conditions, the Company and KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, are continuing to assess whether substantial doubt exists about the Company’s ability to continue as a going concern. The Company intends to file its Annual Report on Form 10-K within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Reporting requirements under the Second Amended and Restated Credit Agreement (the “Credit Agreement”) require the Company to provide annual audited financial statements as promptly as practicable and in no event later than ninety (90) days after the fiscal year-end accompanied by an opinion of an independent public accountant without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit or other material qualification or exception. Although the lender under the Credit Agreement has granted the Company an additional fifteen (15) days to deliver its annual audited financial statements for the fiscal year ended February 2, 2019, if the annual audited financial statements we deliver contain a “going concern” or like qualification or exception or contain any qualification or exception as to the scope of such audit or other material qualification or exception, the Company would, absent a waiver from the lender under the Credit Agreement, be in breach of its covenants under the Credit Agreement and an event of default would occur thereunder.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edwin Sapienza	(518)	452-1242
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒* No

*          The Company does not expect any changes to the financial results it previously reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 29, 2019.

See cautionary note below regarding forward looking statements.

Certain matters discussed in this Form 12b-25, including without limitation, the assessment as to whether there is substantial doubt about the Company’s ability to continue as a going concern, the impact on the Company’s Credit Agreement and the timing of the filing of the Annual Report, constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations regarding its financial results reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 29, 2019 and the Company’s expectation that it will file the Form 10-K within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations and are subject to certain risks and uncertainties.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company is not able to complete its Form 10-K in the time period that it currently expects, and the risk that the Company finds errors in its consolidated financial statements. Other important factors are discussed in detail in “Part I. Item 1A. – Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 3, 2018. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 6, 2019	By:	/s/ Edwin Sapienza
		Title:	Chief Financial Officer